UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 6 November 2020

ASX RELEASE

6 November 2020

KAZIA ANNUAL GENERAL MEETING RESULTS

Sydney, 6 November 2020 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an Australian oncology-focused biotechnology company, is pleased to announce the results of its Annual General Meeting of shareholders.

All resolutions were carried. The vote totals are attached.

[ENDS]

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (ASX: KZA, NASDAQ: KZIA) is an innovative oncology-focused biotechnology company, based in Sydney, Australia. Our pipeline includes two clinical-stage drug development candidates, and we are working to develop therapies across a range of oncology indications.

Our lead program is paxalisib (formerly GDC-0084), a small molecule inhibitor of the PI3K / AKT / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib entered a phase II clinical trial in 2018. Interim data was reported most recently at AACR in June 2020, and further data is expected in 2H 2020. Five additional studies are in start-up or ongoing in other forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

TRX-E-002-1 (Cantrixil), is a third-generation benzopyran molecule with activity against cancer stem cells and is being developed to treat ovarian cancer. TRX-E-002-1 has completed a phase I clinical trial in Australia and the United States with the final data expected in the second half of calendar 2020. Interim data was presented most recently at the AACR conference in June 2020. Cantrixil was granted orphan designation for ovarian cancer by the US FDA in April 2015.

For more information, please visit www.kaziatherapeutics.com.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Kazia Therapeutics Limited

2020 Annual General Meeting

Friday, 06 November 2020

Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy’s Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1. Adoption of Remuneration Report	Ordinary	50,400,575	3,438,148	123,290	833,397	50,523,865	3,438,148	833,397	Carried
		93.40%	6.37%	0.23%		93.63%	6.37%
2. Re-election of Bryce Carmine	Ordinary	56,044,445	233,074	126,230	118,330	56,170,675	233,074	118,330	Carried
		99.37%	0.41%	0.22%		99.59%	0.41%
3. Adoption of Employee Share Option Plan	Ordinary	51,603,236	2,387,219	123,290	681,665	51,726,526	2,387,219	681,665	Carried
		95.36%	4.41%	0.23%		95.59%	4.41%
4. Approval of grant of Options to Dr James Garner	Ordinary	49,970,093	4,149,503	124,471	913,843	50,094,564	4,149,503	913,843	Carried
		92.12%	7.65%	0.23%		92.35%	7.65%
5. Approval of grant of Options to Mr Iain Ross	Ordinary	50,498,353	3,443,354	195,302	1,603,402	50,693,655	3,443,354	1,603,402	Carried
		93.28%	6.36%	0.36%		93.64%	6.36%
6. Approval of grant of Options to Mr Bryce Carmine	Ordinary	50,820,572	3,268,479	139,958	566,401	50,960,530	3,268,479	566,401	Carried
		93.71%	6.03%	0.26%		93.97%	6.03%
7. Approval of grant of Options to Mr Steven Coffey	Ordinary	50,626,705	3,465,747	133,557	569,401	50,760,262	3,465,747	569,401	Carried
		93.36%	6.39%	0.25%		93.61%	6.39%
8. Ratification of prior issue of Placement Shares	Ordinary	38,220,330	424,890	989,957	1,406,902	39,210,287	424,890	1,406,902	Carried
		96.43%	1.07%	2.50%		98.93%	1.07%
9. Increase in the maximum amount allowable for non-executive Directors’ fees	Ordinary	50,842,686	3,065,401	123,290	1,709,034	50,965,976	3,065,401	1,709,034	Carried
		94.10%	5.67%	0.23%		94.33%	5.67%
10. Approval of Additional Placement capacity under Listing Rule 7.1A	Special	53,278,151	2,548,503	123,290	572,135	53,401,441	2,548,503	572,135	Carried
		95.23%	4.55%	0.22%		95.45%	4.55%

*	Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.